EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-44854), as amended (File No. 333-147730 and File No. 333-160465), of Perficient, Inc. of our report dated May 23, 2011 with respect to the statements of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplemental schedules of Schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2010 and Schedule H, line 4a- delinquent participant contributions as of December 31, 2010, which  appears in the December 31, 2010 annual report on Form 11-K of The Perficient, Inc. 401(k) Employee Savings Plan.

/s/ Brown Smith Wallace, L.L.C.
St. Louis, Missouri
May 23, 2011